iFRESH INC.
7 TIMES SQUARE, 37TH FLOOR
NEW YORK, NEW YORK 10036

646-912-8918

December 16, 2016

Mara L. Ransom, Assistant Director Office of Consumer Products U.S. Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549
Re:	iFresh Inc. (the "Company") Registration Statement on Form S-4 (Registration No. 333-213061) (the "Registration Statement")

Dear Ms. Ransom:

The Company hereby requests that the effective date and time of the above referenced Registration Statement be accelerated to 4 p.m. on December 20, 2016, or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933, as amended.

Very truly yours,

iFRESH INC.

By:	/s/ Richard Xu
Name: Richard Xu Title: Chief Executive Officer